Modified
                               Form U-13-60


                              ANNUAL REPORT

                              FOR THE PERIOD


          Beginning January 1, 1997 and Ending December 31, 1997

                                  TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                    OF


                 CHARTER OAK ENERGY INC. AND SUBSIDIARIES


                     A Subsidiary Investment Company


               Date of Incorporation  - September 28, 1988


            State of Sovereign Power under which Incorporated
                       or Organized -  Connecticut


       Location of Principal Executive Offices of Reporting Company
                     Selden Street, Berlin, CT. 06037


        Name, title, and address of officer to whom correspondence concerning this report should be addressed:

               John J. Roman, Vice President and Controller
                  P.O. Box 270, Hartford, Ct. 06141-0270



                    Name of principal holding company
                           NORTHEAST UTILITIES






       INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60
       -------------------------------------------------

1. Time of Filing.--Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associated Companies pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report.--This information is not applicable to the company's line of business.

4. Report Format.--Reports shall be submitted using this format of presentation. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.  Money Amounts Displayed.--All money amounts required to be shown
in financial   statements may be expressed in whole dollars, in
thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section
210.3-01(b)).

6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section
210.3-01(c)).

7. Major Amendments or Corrections.--Any company desiring to amend or correct a major ommission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions.--This information is not applicable to the company's line of business.

9. Organization Chart.--The company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation.--The company shall submit with each annual report a listing of the currently effective methods of allocation being used by the company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed.--This information is not applicable to the company's line of business.






              ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES
                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
              ----------------------------------------------------

                                                      Schedule or     Page
Description of Schedules and Accounts                 Account No.    Number
-------------------------------------                 -----------    ------

Comparative Balance Sheet                             Schedule I       3-4
-------------------------
Property                                              Schedule II       5
Accumulated provision for depreciation and
 amortization of property                             Schedule III      6
Investments                                           Schedule IV       7
Accounts receivable from associated companies         Schedule V        8
Fuel stock expenses undistributed                   * Schedule VI       9
Stores expenses undistributed                       * Schedule VII     10
Miscellaneous current and accrued assets              Schedule VIII    11
Miscellaneous deferred debits                         Schedule IX      12
Research, development or demonstration expenditures * Schedule X       13
Proprietary capital                                   Schedule XI      14
Long-term debt                                        Schedule XII     15
Current and accrued liabilities                       Schedule XIII    16
Notes to financial statements                         Schedule XIV     17
Comparative Income Statement                          Schedule XV      18
----------------------------
Analysis of billing - associated companies          * Account 457      19
Analysis of billing - nonassociated companies       * Account 458      20
Analysis of charges for service - associated
 and nonassociated companies                          Schedule XVI     21
Schedule of expenses by department or service
 function                                           * Schedule XVII  22-23
Departmental analysis of salaries                   * Account 920      24
Outside services employed                             Account 923      25
Employee pensions and benefits                      * Account 926      26
Other administrative & general expenses               Account 930      27
Rents                                                 Account 931      28
Taxes                                                 Account 408      29
Donations                                           * Account 426.1    30
Other deductions                                    * Account 426.5    31
Notes to statement of income                          Schedule XVIII   32



                 LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                 --------------------------------------------

Organization Chart                                                     33

Method of Allocation                                           *       34

Annual Statement of Compensation For Use of Capital Billed     *       35

Signature Page                                                         36


* The information on these schedules is not applicable to the Company's line of business for the year 1997.


               ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES (COE)

                        SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
-----------------------------------------------------------------------------------------
ACCOUNT*                 ASSETS AND OTHER DEBITS                     AS OF DECEMBER 31
-----------------------------------------------------------------------------------------
                                                                     1997        1996
                                                                  (Thousands of Dollars)
        PROPERTY
        --------
101     Property (Schedule II)                                            52          52
                                                                  ----------- -----------

108     Less accumulated provision for depreciation and
        amortization of property (Schedule III)                           52          49
                                                                  ----------- -----------
            Net Property                                                   0           3
                                                                  ----------- -----------

        INVESTMENTS
        -----------
124     Other investments (Schedule IV)                               33,391      57,188
                                                                  ----------- -----------
            Total Investments                                         33,391      57,188
                                                                  ----------- -----------

        CURRENT AND ACCRUED ASSETS
        --------------------------
131     Cash                                                           1,637       2,843
134     Special deposits                                                   0           0
135     Working funds                                                      0           0
136     Temporary cash investments (Schedule IV)                           0           0
141     Notes receivable                                                   0           0
143     Accounts receivable                                               14          84
144     Accumulated provision of uncollectible accounts                    0           0
146     Accounts receivable from associated companies (Schedule V)     4,364       1,522
165     Prepayments                                                        0           0
174     Miscellaneous current and accrued assets (Schedule VIII)           0           0
                                                                  ----------- -----------
            Total Current and Accrued Assets                           6,015       4,449
                                                                  ----------- -----------

        DEFERRED DEBITS
        ---------------
181     Unamortized debt expense                                           0           0
184     Clearing accounts                                                  0           0
186     Miscellaneous deferred debits (Schedule IX)                      296         595
190     Accumulated deferred income taxes                              1,028         130
197     Deferred development costs                                     4,335       9,348
                                                                  ----------- -----------
            Total Deferred Debits                                      5,659      10,073
                                                                  ----------- -----------
            TOTAL ASSETS AND OTHER DEBITS                             45,065      71,713
                                                                  =========== ===========

* The Uniform System of Accounts (USA) for mutual and subsidiary companies is not relevant to COE and its activities.  The Federal Energy Regulatory Commission USA is used throughout this filing.


                 ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                        SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
-----------------------------------------------------------------------------------------
ACCOUNT*           LIABILITIES AND PROPRIETARY CAPITAL               AS OF DECEMBER 31
-----------------------------------------------------------------------------------------
                                                                     1997        1996
                                                                  (Thousands of Dollars)
        PROPRIETARY CAPITAL
        -------------------
201     Common stock issued  (Schedule XI)                                 0           0
211     Miscellaneous paid-in-capital (Schedule XI)                  102,344      87,651
215     Appropriated retained earnings (Schedule XI)                       0           0
216     Unappropriated retained earnings (Schedule XI)               (58,129)    (18,126)
                                                                  ----------- -----------
            Total Proprietary Capital                                 44,215      69,525
                                                                  ----------- -----------


253     Minority interest in common equity in subsidiaries                 0         (28)
                                                                  ----------- -----------

        CURRENT AND ACCRUED LIABILITIES
        -------------------------------
231     Notes payable                                                      0           0
232     Accounts payable                                                 205         459
233     Notes payable to associated companies (Schedule XIII)              0           0
234     Accounts payable to associated companies (Schedule XIII)         400         235
236     Taxes accrued                                                     25       1,229
237     Interest accrued                                                   0           0
238     Dividends declared                                                 0           0
241     Tax collections payable (Schedule XIII)                            0         293
242     Miscellaneous current and accrued
         liabilities (Schedule XIII)                                       3           0
                                                                  ----------- -----------
            Total Current and Accrued Liabilities                        633       2,216
                                                                  ----------- -----------

        DEFERRED CREDITS
        ----------------
253     Other deferred credits                                           217           0
255     Accumulated deferred investment tax credits                        0           0
                                                                  ----------- -----------
            Total Deferred Credits                                       217           0
                                                                  ----------- -----------

282     ACCUMULATED DEFERRED INCOME TAXES                                  0           0
        ---------------------------------                         ----------- -----------

            TOTAL LIABILITIES AND PROPRIETARY CAPITAL                 45,065      71,713
                                                                  =========== ===========


* The Uniform System of Accounts (USA) for mutual and subsidiary companies is not relevant to COE and its activities.  The Federal Energy Regulatory Commission USA is used throughout this filing.



                    ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                            For the Year Ended December 31, 1997

                                   SCHEDULE II - PROPERTY

-----------------------------------------------------------------------------------------
                                     BALANCE AT           RETIREMENTS            BALANCE
                                     BEGINNING                OR        OTHER    AT CLOSE
                DESCRIPTION           OF YEAR   ADDITIONS    SALES    CHANGES(1) OF YEAR
-----------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
PROPERTY
--------
Account
-------
  301  ORGANIZATION                         52         0           0          0       52

  303  MISCELLANEOUS INTANGIBLE PLANT

  304  LAND AND LAND RIGHTS

  305  STRUCTURES AND IMPROVEMENTS

  306  LEASEHOLD IMPROVEMENTS

  307  EQUIPMENT

  308  OFFICE FURNITURE AND EQUIPMENT

  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT

  310  AIRCRAFT AND AIRPORT EQUIPMENT

  311  OTHER PROPERTY
                                     ---------- --------- ----------- ---------- --------
            SUB-TOTAL                       52         0           0          0       52
                                     ---------- --------- ----------- ---------- --------


  107  CONSTRUCTION WORK IN
       PROGRESS
                                     ---------- --------- ----------- ---------- --------
            TOTAL                           52         0           0          0       52
                                     ========== ========= =========== ========== ========

-----------------------------------------------------------------------------------------
   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:





                    ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                            For the Year Ended December 31, 1997

                                      SCHEDULE III

                        ACCUMULATED PROVISION FOR DEPRECIATION AND
                                 AMORTIZATION OF PROPERTY
                        ------------------------------------------

-------------------------------------------------------------------------------------------
                                                ADDITIONS               OTHER
                                     BALANCE AT  CHARGED               CHANGES    BALANCE
                                     BEGINNING     TO                    ADD      AT CLOSE
                DESCRIPTION           OF YEAR   ACCT 403  RETIREMENTS (DEDUCT)(1) OF YEAR
-------------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
Account
-------
  301  ORGANIZATION                         49         3           0          0         52

  303  MISCELLANEOUS INTANGIBLE PLANT

  304  LAND AND LAND RIGHTS

  305  STRUCTURES AND IMPROVEMENTS

  306  LEASEHOLD IMPROVEMENTS

  307  EQUIPMENT

  308  OFFICE FURNITURE AND FIXTURES

  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT

  310  AIRCRAFT AND AIRPORT EQUIPMENT

  311  OTHER PROPERTY
                                     ---------- --------- ----------- ---------- ----------
            TOTAL                           49         3           0          0         52
                                     ========== ========= =========== ========== ==========


-------------------------------------------------------------------------------------------
   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:








                    ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                            For the Year Ended December 31, 1997


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

---------------------------------------------------------------------------------------
                                                               BALANCE AT    BALANCE AT
                                                                BEGINNING      CLOSE
                       DESCRIPTION                               OF YEAR      OF YEAR
---------------------------------------------------------------------------------------
                                                               (THOUSANDS OF DOLLARS)

ACCOUNT 124 - INVESTMENTS

     Tucuman Project - Argentina                                   18,205            0

     Ave Fenix Energia SA                                          18,366       17,407

     Encoe (Teesside) - United Kingdom                              3,539            0

     Paris, Texas Cogeneration Plant                                2,235            0

     Plantas Eolicas - COE Tejona                                  13,986       15,984

     Other investment activity
     - currency translation - United Kingdom                          857            0













                                                               -----------   ----------
                                          TOTAL                    57,188       33,391
                                                               ===========   ==========









                  ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                          For the Year Ended December 31, 1997

               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.

------------------------------------------------------------------------------------------
                                                                  BALANCE AT   BALANCE AT
                                                                  BEGINNING       CLOSE
                        DESCRIPTION                                OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES

ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES
---------------------------------------------

     Taxes Receivable from Various Associated Companies               1,522         4,364




                                                                  ----------   -----------
                                             TOTAL                    1,522         4,364
                                                                  ==========   ===========


                 ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                         For the Year Ended December 31, 1997

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

                                                                                    <C
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED



                                                 -------        -------        -------
                                        TOTAL         0              0              0
                                                 =======        =======        =======





              Not applicable to the Company's line of business in 1997.










                 ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                         For the Year Ended December 31, 1997

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED


INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED














                                                 -------        -------        -------
                                        TOTAL         0              0              0
                                                 =======        =======        =======





              Not applicable to the Company's line of business in 1997.


                   ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                           For the Year Ended December 31, 1997

                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

----------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
----------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                  0             0




                                                               -----------    ----------
                                          TOTAL                         0             0
                                                               ===========    ==========





                   ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                           For the Year Ended December 31, 1997

                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS


INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-----------------------------------------------------------------------------------------
                                                                BALANCE AT     BALANCE AT
                                                                 BEGINNING       CLOSE
                       DESCRIPTION                                OF YEAR       OF YEAR
-----------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

     Settlement costs                                                  469           346

     Goodwill from investment in subsidiary                            107             0

     Other (three items in 1997 and three items in 1996)                19           (50)

















                                                                -----------    ----------
                                           TOTAL                       595           296
                                                                ===========    ==========





                 ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                         For the Year Ended December 31, 1997

                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

------------------------------------------------------------------------------------


                             DESCRIPTION                              AMOUNT
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES













                                                                   -------------
                                                 TOTAL                        0
                                                                   =============




               Not applicable to the Company's line of business in 1997.









                      ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                              For the Year Ended December 31, 1997

                                          SCHEDULE XI

                                      PROPRIETARY CAPITAL

    ------------------------------------------------------------------------------------------
                                         NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
    ACCOUNT                               SHARES         VALUE     ---------------------------
    NUMBER     CLASS OF STOCK           AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
    ------------------------------------------------------------------------------------------
    201     COMMON STOCK ISSUED                5,000          1.00           100       100.00
    ------------------------------------------------------------------------------------------

    INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

    ------------------------------------------------------------------------------------------
                DESCRIPTION                                            AMOUNT
    ------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

    ACCOUNT 207 - PREMIUM ON CAPITAL STOCK                                    10

    ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                          102,334

    ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                               0
                                                                   --------------
                                                         TOTAL           102,344
                                                                   ==============

    ------------------------------------------------------------------------------------------

    INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
                  Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate pecentage, amount of dividend, date declared and date paid.


    ------------------------------------------------------------------------------------------
                                          BALANCE AT    NET INCOME                 BALANCE AT
                                          BEGINNING         OR         DIVIDENDS     CLOSE
                DESCRIPTION                OF YEAR        (LOSS)         PAID       OF YEAR
    ------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)
    ACCOUNT 216-UNAPPROPRIATED RETAINED
                EARNINGS                     (18,126)      (40,003)            0      (58,129)
                                             ========      ========      ========    =========





                           ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                                    For the Year Ended December 31, 1997

                                                SCHEDULE XII

                                               LONG-TERM DEBT


INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 -- Other long-term debt, provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

---------------------------------------------------------------------------------------------------------
                        TERMS OF OBLIG.  DATE                    BALANCE AT                    BALANCE AT
                        CLASS & SERIES    OF   INTEREST  AMOUNT  BEGINNING                       CLOSE
NAME OF CREDITOR         OF OBLIGATION MATURITY  RATE  AUTHORIZED OF YEAR  ADDITIONS DEDUCTIONS OF YEAR
---------------------------------------------------------------------------------------------------------
                                                                        (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE
            COMPANIES:                                         0         0         0         0         0






ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:                                              0         0         0         0         0

                                                           ------    ------    ------    ------    ------
                                                               0         0         0         0         0
                                                           ======    ======    ======    ======    ======


                   ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                           For the Year Ended December 31, 1997

                     SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------------------
                                                                BALANCE AT      BALANCE AT
                                                                 BEGINNING        CLOSE
                       DESCRIPTION                                OF YEAR        OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES

     Northeast Utilities Service Company (NUSCO)                       235           (115)

     The Connecticut Light and Power Company                             0            515

                                                                -----------     ----------
                                           TOTAL                       235            400
                                                                ===========     ==========






ACCOUNT 241 - TAX COLLECTIONS PAYABLE                                  293              0
                                                                ===========     ==========

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
                (3 ITEMS)                                                0              3
                                                                ===========     ==========






                ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                  SCHEDULE XIV
                         NOTES TO FINANCIAL STATEMENTS
INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   ABOUT CHARTER OAK ENERGY, INC.
          The consolidated financial statements of Charter Oak Energy, Incorporated and Subsidiaries (the company or COE) include the accounts of all wholly owned and majority owned subsidiaries. Significant intercompany transactions have been eliminated in consolidation. COE is a wholly owned subsidiary of Northeast Utilities (NU or the NU system).

          COE was established to develop and invest in cogeneration, qualifying facilities (QFs), small power projects and in exempt wholesale generators (EWGs) and foreign utility companies (FUCOs), as permitted
          under the Energy Policy Act of 1992.   These investments could be
          direct or through subsidiaries. During 1997, NU's management offered the company for sale. See Note 2, "Proposed Sale of COE," for further information.

          Charter Oak Paris, Inc. (Paris), COE Development Corporation, COE (UK) Corp. (UK) , COE (GENCOE) Corp. (GENCOE), COE Argentina I Corp., COE Argentina II Corp., COE Tejona Corporation (Tejona), and COE Ave Fenix
          Corporation are or were subsidiaries of COE.  Paris,   UK, and GENCOE
          were sold during 1997. The investments of each subsidiary are accounted for on either a cost or equity basis based upon the level of participation in these projects.

          Northeast Utilities Service Company (NUSCO), a wholly owned subsidiary of NU, provides support services including centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing and other services to COE. COE has no employees.

          All transactions among affiliated companies are on a recovery of cost basis, which may include amounts representing a return on equity, and are subject to approval of various federal and state regulatory agencies.

     B.   PUBLIC UTILITY REGULATION
          NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (the 1935 Act). NU and its subsidiaries, including COE, are subject to the provisions of the 1935 Act.

     C.   CAPITAL CONTRIBUTIONS
          As authorized by the SEC, NU has made capital contributions of an approved amount for preliminary development activities and for acquisitions of interests in specified power projects (i.e., EWGs and FUCOs). Through December 31, 1996, the SEC had authorized NU to make investments in COE, and COE to make investments in COE Development Corporation, in an amount up to $400 million. Effective January 1, 1997, the SEC approved a lower NU investment limit of $200 million. As of December 31, 1997, NU had made approximately $102.3 million in capital contributions to COE.


     D.   DEFERRED DEVELOPMENT COSTS
          COE incurs costs for development activities related to the acquisition of interests in EWGs and FUCOs. The acquisition of interests in EWG and FUCO projects are subject to approval by the Federal Energy Regulatory Commission and the SEC, respectively. Development costs incurred in conjunction with EWG or FUCO projects that are expected to be successfully completed are deferred and subsequently transferred to a special purpose subsidiary. All other development costs are expensed when it has been determined that the project is not considered viable. As of December 31, 1997 and 1996, COE's deferred development costs totaled approximately $4.3 million and $9.3 million, respectively.

2.    PROPOSED SALE OF COE

     On March 25, 1997, the Board of Trustees approved the offering for sale of COE. NU had a net investment in COE's projects of approximately $33.4 million and $57.2 million as of December 31, 1997 and 1996, respectively. COE 's revenues and earnings historically have not been material to NU. During the fourth quarter of 1997, NU established a reserve of $25 million to reflect the anticipated loss from the sale of one of the two remaining COE projects at December 31, 1997.

     Since March 1997, three of the five operating projects (Paris QF, Tucuman FUCO and Teeside FUCO) in which COE had invested through Paris, COE Argentina II, UK and GENCOE were sold for an aggregate purchase price of $19.5 million. The sales of the Paris QF and Teeside FUCO projects were accomplished though the sales of the respective subsidiaries with interests in the projects (i.e., Paris, UK and GENCOE). The sale of the Tucuman FUCO project was accomplished through sale of the project assets. COE incurred a loss of approximately $3.3 million on the sale of these three projects.

3.   INVESTMENTS IN PROJECTS

     A.     AVE FENIX FUCO PROJECT
          On October 30, 1996, the 168-MW natural gas-fired Ave Fenix Project located in the Republic of Argentina, commenced operation. As of December 31, 1997 and 1996, COE's investment in Ave Fenix totaled $17.4 million and $18.4 million, respectively. COE now owns approximately 83 percent of the issued and outstanding common stock of the Ave Fenix Project.

     B.     COSTA RICA FUCO PROJECT
          Tejona holds an investment in a 20-MW wind project located in the Republic of Costa Rica. Tejona's investment in the project as of December 31, 1997 and 1996 totaled $16.0 million and $14.0 million, respectively. The project began full commercial operation in the second quarter of 1996.


                 ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                         FOR THE YEAR ENDED DECEMBER 31, 1997

                                     SCHEDULE XV

                            COMPARATIVE INCOME STATEMENT

--------------------------------------------------------------------------------------

 ACCOUNT*         DESCRIPTION                               1997              1996
--------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
           REVENUE
           -------
    421    Miscellaneous income                             (31,001)            2,408
    419    Interest and dividend income                          31                44
                                                        ------------       -----------
                                     Total Revenue          (30,970)            2,452
                                                        ------------       -----------
           EXPENSE
           -------
    920    Salaries and wages                                 2,525               226
    921    Office supplies and expenses                         855               194
    922    Administrative expense transferred-credit              0                 0
    923    Outside services employed                            594                92
    924    Property insurance                                     0                 0
    925    Injuries and damages                                  33                12
    926    Employee pensions and benefits                       119                40
    928    Regulatory commission expense                          1                 0
    930.1  General advertising expenses                           0                 0
    930.2  Miscellaneous general expenses                     7,376             3,934
    931    Rents                                                 38                11
    932    Maintenance of structures and equipment                2                 2
    403    Depreciation and amortization expense                896               435
    408    Taxes other than income taxes                        247                21
    409    Income taxes                                      (3,041)           (1,108)
    410    Provision for deferred income taxes                    0                 0
    411    Provision for deferred income taxes-credit          (637)                0
    411.5  Investment tax credit                                  0                 0
    426.1  Donations                                              0                 0
    426.5  Other deductions                                       0                 0
    427    Interest on long-term debt                             0                 0
    430    Interest on debt to associate companies                0                 0
    431    Other interest expense                                25                15
                                                        ------------       -----------
                                     Total Expense            9,033             3,874
                                                        ------------       -----------



                               Net Loss                     (40,003)           (1,422)
                                                        ============       ===========



* The Uniform System of Accounts (USA) for mutual and subsidiary companies is not relevant to COE and its activities.  The Federal Energy Regulatory Commission USA is used throughout this filing.



                 ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                         For the Year Ended December 31, 1997

                                ANALYSIS OF BILLING

                                ASSOCIATE COMPANIES
                                   ACCOUNT 457

------------------------------------------------------------------------------
                                   DIRECT    INDIRECT  COMPENSATION   TOTAL
                                    COSTS      COSTS     FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED    CHARGED   OF CAPITAL   BILLED
------------------------------------------------------------------------------
                                             (Thousands of Dollars)

                                    457-1      457-2      457-3
                                 ---------------------------------------------














                                  ---------- ---------- ----------- ----------

                           TOTAL          0          0           0          0
                                  ========== ========== =========== ==========







           Not applicable to the Company's line of business in 1997.








                   ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                           For the Year Ended December 31, 1997

                                    ANALYSIS OF BILLING

                                  NONASSOCIATE COMPANIES
                                        ACCOUNT 458

------------------------------------------------------------------------------------------
                                   DIRECT  INDIRECT COMPENSATION          EXCESS   TOTAL
                                    COSTS    COSTS    FOR USE    TOTAL      OR     AMOUNT
NAME OF NONASSOCIATE COMPANY       CHARGED  CHARGED  OF CAPITAL  COSTS  DEFICIENCY BILLED
------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

                                    458-1    458-2     458-3              458-4
                                  --------------------------------------------------------









                                   -------- -------- ----------- ------- --------- -------
                                         0        0           0       0         0       0
                                   ======== ======== =========== ======= ========= =======






                 Not applicable to the Company's line of business in 1997.



                 ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES
                         For the Year Ended December 31, 1997

                                   SCHEDULE XVI
                          ANALYSIS OF CHARGES FOR SERVICE
                        ASSOCIATE AND NONASSOCIATE COMPANIES

-------------------------------------------------------------------------------------------------------------------
                                             ASSOCIATED CHARGES     NONASSOCIATED CHARGES TOTAL CHARGES FOR SERVICE
                                           ------------------------------------------------------------------------
ACCOUNT                                     DIRECT  INDIRECT        DIRECT INDIRECT       DIRECT  INDIRECT
NUMBER     DESCRIPTION OF ITEMS              COST     COST   TOTAL   COST    COST  TOTAL   COST     COST   TOTAL
-------------------------------------------------------------------------------------------------------------------
                                                                       (Thousands of Dollars)
 920   SALARIES AND WAGES                    2,525        0   2,525      0       0     0   2,525       0   2,525
 921   OFFICE SUPPLIES AND EXPENSES            855        0     855      0       0     0     855       0     855
 922   ADMINISTRATIVE EXPENSE TRANSFRD-CR        0        0       0      0       0     0       0       0       0
 923   OUTSIDE SERVICES EMPLOYED               594        0     594      0       0     0     594       0     594
 924   PROPERTY INSURANCE                        0        0       0      0       0     0       0       0       0
 925   INJURIES AND DAMAGES                     33        0      33      0       0     0      33       0      33
 926   EMPLOYEE PENSIONS AND BENEFITS          119        0     119      0       0     0     119       0     119
 928   REGULATORY COMMISSION EXPENSE             1        0       1      0       0     0       1       0       1
 930.1 GENERAL ADVERTISING EXPENSES              0        0       0      0       0     0       0       0       0
 930.2 MISCELLANEOUS GENERAL EXPENSES        7,376        0   7,376      0       0     0   7,376       0   7,376
 931   RENTS                                    38        0      38      0       0     0      38       0      38
 932   MAINTENANCE OF STRUCTURES AND EQUIP.      2        0       2      0       0     0       2       0       2
 403   DEPRECIATION AND AMORTIZATION EXP.      896        0     896      0       0     0     896       0     896
 408   TAXES OTHER THAN INCOME TAXES           247        0     247      0       0     0     247       0     247
 409   INCOME TAXES                         (3,041)       0  (3,041)     0       0     0  (3,041)      0  (3,041)
 410   PROVISION FOR DEF INCOME TAXES            0        0       0      0       0     0       0       0       0
 411   PROVISION FOR DEF INCOME TAXES-CR      (637)       0    (637)     0       0     0    (637)      0    (637)
 411.5 INVESTMENT TAX CREDIT                     0        0       0      0       0     0       0       0       0
 426.1 DONATIONS                                 0        0       0      0       0     0       0       0       0
 426.5 OTHER DEDUCTIONS                          0        0       0      0       0     0       0       0       0
 427   INTEREST ON LONG-TERM DEBT                0        0       0      0       0     0       0       0       0
 431   OTHER INTEREST EXPENSE                   25        0      25      0       0     0      25       0      25
                                           ------------------------------------------------------------------------
         SUBTOTAL EXPENSES                   9,033        0   9,033      0       0     0   9,033       0   9,033


 430   INTEREST ON DEBT TO ASSOC. COMPANIES

 419   INTEREST AND DIVIDEND INCOME            (31)             (31)                         (31)      0     (31)
 421   MISCELLANEOUS INCOME - CREDIT        31,001           31,001                       31,001       0  31,001
       NET LOSS                            (40,003)         (40,003)                     (40,003)      0 (40,003)
                                           ------------------------------------------------------------------------
         TOTAL COST OF SERVICE                   0        0       0      0       0     0       0       0       0
                                           ========================================================================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.






                     ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES
                             For the Year Ended December 31, 1997

                                          SCHEDULE XVII
                              SCHEDULE OF EXPENSE DISTRIBUTION BY
                                 DEPARTMENT OR SERVICE FUNCTION

---------------------------------------------------------------------------------------------
                                                              DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                        TOTAL          -------------------------------
NUMBER       DESCRIPTION OF ITEMS              AMOUNT OVERHEAD   (1)       (2)        (3)
---------------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
 920   SALARIES AND WAGES                       2,525
 921   OFFICE SUPPLIES AND EXPENSES               855
 922   ADMINISTRATIVE EXPENSE TRANSFERRED-CR        0
 923   OUTSIDE SERVICES EMPLOYED                  594
 924   PROPERTY INSURANCE                           0
 925   INJURIES AND DAMAGES                        33
 926   EMPLOYEE PENSIONS AND BENEFITS             119
 928   REGULATORY COMMISSION EXPENSE                1
 930.1 GENERAL ADVERTISING EXPENSES                 0
 930.2 MISCELLANEOUS GENERAL EXPENSES           7,376
 931   RENTS                                       38         Not applicable to the Company's
 932   MAINTENANCE OF STRUCTURES AND EQUIPMENT      2         line of business in 1997.
 403   DEPRECIATION AND AMORTIZATION EXPENSE      896
 408   TAXES OTHER THAN INCOME TAXES              247
 409   INCOME TAXES                            (3,041)
 410   PROVISION FOR DEFERRED INCOME TAXES          0
 411   PROVISION FOR DEFERRED INCOME TAXES-CR    (637)
 411.5 INVESTMENT TAX CREDIT                        0
 426.1 DONATIONS                                    0
 426.5 OTHER DEDUCTIONS                             0
 427   INTEREST ON LONG-TERM DEBT                   0
 430   INTEREST ON DEBT TO ASSOCIATE COMPANIES      0
 431   OTHER INTEREST EXPENSE                      25
                                              -----------------------------------------------
                              TOTAL EXPENSES    9,033       0         0         0          0
                                              ===============================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System: Uniform System of Accounts)


       See page 23 for explanation of above service functions.













        ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                For the Year Ended December 31, 1997

                           SCHEDULE XVII
                           -------------

                     KEYS FOR SERVICE FUNCTIONS
                     --------------------------

                          SERVICE FUNCTION
                          ----------------








      Not applicable to the Company's line of business in 1997




                ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                        For the Year Ended December 31, 1997

                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------

                              DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT           INCLUDED IN AMOUNTS BILLED TO        NUMBER OF
----------------------------------------------------------------- PERSONNEL
Indicate each dept.       TOTAL    PARENT     OTHER        NON       END
or service function.      AMOUNT   COMPANY  ASSOCIATES ASSOCIATES  OF YEAR
----------------------------------------------------------------- ---------
                                  (Thousands of Dollars)

NUSCO personnel
assigned to COE*            2,369        0       2,369          0        4










                        ----------------------------------------- ---------
                            2,369        0       2,369          0        4
                        ========================================= =========


   * NUSCO employees who are assigned full time to Charter Oak Energy and its subsidiaries are billed to each company by NUSCO.



















                     ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                             For the Year Ended December 31, 1997

                                  OUTSIDE SERVICES EMPLOYED
                                        ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

-----------------------------------------------------------------------------------------
                                                                 RELATIONSHIP
                                                                 "A"-ASSOCIATE
                                                                   "NA"-NON
           FROM WHOM PURCHASED                                     ASSOCIATE    AMOUNT
-----------------------------------------------------------------------------------------
                                                                              (Thousands
                                                                              of Dollars)

     Legal services  (8 payees)                                       NA              16

     Temporary personnel  (1 payee)                                   NA               1

     Financial Services (5 payees)                                    NA              73

     Engineering Services (4 payees)                                  NA             189

     Other Services
     --------------
     Goldman Sachs and Co. *                                          NA             200
     Miscellaneous (10 payees)                                        NA              93

     Northeast Utilities Service Company
     -----------------------------------
     (Supplies centralized, accounting,
     administrative, data processing,
     engineering, financial, legal,
     operational, planning, purchasing
     and other services)                                               A              22
                                                                              -----------
                                                                                     594
                                                                              ===========


     *  Initial Fee for Sale of Company



         ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                 For the Year Ended December 31, 1997

                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)
     NUSCO services *                                           119




                                                       -------------
                                           TOTAL                119
                                                       =============










   * NUSCO employees perform services for Charter Oak Energy and its subsidiaries and all related expenses are billed to each company by NUSCO.







                ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                        For the Year Ended December 31, 1997

                           MISCELLANEOUS GENERAL EXPENSES
                                    ACCOUNT 930

INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.

-----------------------------------------------------------------------------------
                   DESCRIPTION                                       AMOUNT
-----------------------------------------------------------------------------------
                                                                  (Thousands
                                                                  of Dollars)

          Project development expenses                                3,166

          NUSCO Services                                                472

          Record loss on sale of investment in Tucuman,
            Argentina project, COE Paris and
            COE UK/Gencoe                                             3,204

          Administrative services                                       534




                                                                 -----------
                                                TOTAL                 7,376
                                                                 ===========


          ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                  For the Year Ended December 31, 1997

                                 RENTS

                              ACCOUNT 931


INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
               "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

------------------------------------------------------------------------
             TYPE OF PROPERTY                             AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)



     NUSCO Services                                              38




                                                          ---------
                                           TOTAL                 38
                                                          =========





          ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                  For the Year Ended December 31, 1997

                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
               Income Taxes." Separate the analysis into two groups:
               (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------
                KIND OF TAX                               AMOUNT
-------------------------------------------------------------------------
                                                  (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:


    Connecticut Corporate Business Taxes                        169
    Local Property Taxes                                          3
    NUSCO Services                                               75
                                                           ---------
               Sub-Total                                        247
                                                           ---------

(2) U.S. Government Taxes                                         0

                                                           ---------





                                           TOTAL                247
                                                           =========






                       ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                               For the Year Ended December 31, 1997

                                      DONATIONS

                                    ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

---------------------------------------------------------------------------------------
      NAME OF RECIPIENT                    PURPOSE OF DONATION                AMOUNT
---------------------------------------------------------------------------------------
                                                                           (Thousands
                                                                           of Dollars)

















                                                                           ------------
                                                  TOTAL                              0
                                                                           ============




              Not applicable to the Company's line of business in 1997.





              ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                      For the Year Ended December 31, 1997

                               OTHER DEDUCTIONS

                                ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

---------------------------------------------------------------------------
         DESCRIPTION                    NAME OF PAYEE             AMOUNT
---------------------------------------------------------------------------
                                                                (Thousands
                                                                of Dollars)














                                                                   --------
                                                          TOTAL          0
                                                                   ========






        Not applicable to the Company's line of business in 1997.










                 ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                         For the Year Ended December 31, 1997

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.





               See Notes to Financial Statements on pages 17 through 17B.





              ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES
                 ORGANIZATION CHART  (AS OF DECEMBER 31, 1997)



              Charter Oak Energy, Inc. (COE)

                 COE Development Corporation - 100%

                 COE Argentina I Corp. - 100%

                 COE Argentina II Corp. - 100%

                 COE Tejona Corporation - 100%

                 COE Ave Fenix Corporation - 100%



                  CHARTER OAK ENERGY AND SUBSIDIARIES
                  -----------------------------------
                         METHODS OF ALLOCATION
                         ---------------------
                  For the year ended December 31, 1997
                  ------------------------------------







     Not applicable to the Company's line of business in 1997.





                  ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

               ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED





               Not applicable to the Company's line of business in 1997.




                  ANNUAL REPORT OF CHARTER OAK ENERGY AND SUBSIDIARIES

                                     SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.









                                   CHARTER OAK ENERGY, INC.

                                       (Name of Reporting Company)



                                   /s/ John J. Roman
                               By:
                                      (Signature of Signing Officer)




                                   John J. Roman - Vice President and Controller

                                    (Printed Name and Title of Signing Officer)


                                   Date: April 23, 1998